Exhibit 99.1

PRESS RELEASE

Date	21 July 2016

Contact	Investor Relations, Galenica Group: Jörg Kneubühler, CFO
Media Relations, Galenica Group: Christina Hertig, Head Corporate Communications
Media Relations, Vifor Pharma: Beatrix Benz, Head Global Communications & Public Affairs
Media & Investor Relations, Relypsa: Charlotte Arnold, Vice President, Corporate Communications & Investor Relations

Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma

Galenica and Relypsa announce agreement for Galenica to acquire Relypsa.

Acquisition strengthens Galenica’s Business unit, Vifor Pharma – an important step towards becoming an independent specialty pharma company

•	Galenica will commence a tender offer to acquire all issued and outstanding Relypsa common stock for a cash consideration of USD 32 per share

•	Implied fully-diluted equity value of the offer amounts to approximately USD 1.53 billion

•	Acquisition affirms commitment of Galenica Board of Directors to separate the Galenica Group into two independent listed companies, partly financed by equity proceeds to be raised in conjunction with the envisaged division of the Galenica Group in 2017

•	Transaction brings Vifor Pharma a dedicated US commercial organisation and global rights to Veltassa®, a potassium binder for the treatment of hyperkalaemia

•	The Boards of Directors of both Relypsa and Galenica have approved the terms of the merger agreement, and the Board of Directors of Relypsa has resolved to recommend that shareholders accept the offer

Galenica Group today announced that it has entered into a definitive agreement to acquire the US company Relypsa, Inc., (NASDAQ: RLYP), further strengthening its Business unit Vifor Pharma by gaining full global rights to the potassium binder Veltassa® (patiromer) for oral suspension and enhancing its growing position as a global specialty pharmaceutical company. Under the terms of the merger agreement, Galenica will pay USD 32 per share in cash, or a total of approximately USD 1.53 billion. Through this acquisition, Vifor Pharma will gain a fully-integrated commercial organisation in the US and significantly strengthen its presence in the US cardio-renal market, a key area of focus.

Transaction in line with the Galenica long-term growth strategy

The transaction is in line with the Galenica strategy of growth through in-licensing and acquisitions that build on Vifor Pharma’s emerging international leadership in cardio-renal and gastroenterology therapies. It provides Vifor Pharma with full global rights to Veltassa®, the first new treatment for hyperkalaemia approved in the US in over 50 years. It will also significantly enhance the commercial visibility and presence of Vifor Pharma in the key US cardio-renal market, where Relypsa has already established a significant and powerful specialist sales force. With the combination of the assets and products of Vifor Pharma, Vifor Fresenius Medical Care Renal Pharma (VFMCRP) and Relypsa, Vifor Pharma is positioned to become a major player in the US in its core therapy areas.

The acquisition of Relypsa is expected to significantly strengthen Vifor Pharma ahead of the planned division of the Galenica Group into two independent companies in 2017, with an extensive specialist product portfolio to include both the intravenous iron deficiency treatment Ferinject® and Veltassa®, enhanced long-term growth visibility and an experienced global management team capable of overseeing the successful integration and development of the two businesses.

Galenica Ltd.

P.O. Box  •  Untermattweg 8  •  CH-3001 Bern

Phone +41 58 852 85 17  •  Fax +41 58 852 85 58

media@galenica.com  •  www.galenica.com

The Galenica Group – excellence in the healthcare market

Date	21 July 2016

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Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma

Platform for Vifor Pharma to become a major player in US cardio-renal market

Relypsa is a biopharmaceutical company based in Redwood City, California, with more than 400 employees. The company, founded in 2007, is focused on the discovery, development and commercialisation of polymeric medicines for patients with conditions that can be addressed in the gastrointestinal tract. Its lead product, Veltassa®, was approved by the US Food and Drug Administration (FDA) for the treatment of hyperkalaemia in October 2015. Veltassa® is the first medicine for treatment of people with elevated blood potassium levels to be approved in the US in more than 50 years and the only hyperkalaemia medicine with long-term data in its label supporting chronic use. Relypsa has developed an extensive specialist commercial organisation in the US targeting nephrologists and cardiologists and focused on developing market access and awareness. Hyperkalaemia is a potentially life-threatening condition which occurs most frequently in patients with chronic kidney disease (CKD) and heart failure. It affects approximately 3 million people in the US with stage 3 or 4 CKD and/or heart failure, giving Veltassa® the potential to become a blockbuster medicine.

In August 2015, VFMCRP acquired the commercial rights to Patiromer outside the US and Japan. Through the acquisition, Vifor Pharma will acquire the global rights to Patiromer (US brand name Veltassa®). The medicine is currently under regulatory review in Europe.

“The combination of Vifor Pharma and Relypsa is an important step towards achieving our goal of building a world-leading specialty pharmaceutical company focused on nephrology, cardiology and gastroenterology medicines,” said Etienne Jornod, Executive Chairman of Galenica. “This acquisition will give Vifor Pharma direct access to the key US market, enabling us to maximise the potential of our compelling product portfolio and enhancing our growing attraction as an international partner of choice. This transaction demonstrates the commitment of the Galenica Board of Directors to achieve the separation of Vifor Pharma and Galenica Santé, with both businesses in the strongest possible position. We look forward to welcoming Relypsa to Vifor Pharma.”

“We are very proud of the team that built Relypsa into the company it is today and brought Veltassa® to patients in need. Vifor Pharma is a recognised international leader in the cardio-renal space that shares a strong commitment to patients and closely aligned values with Relypsa,” said John A. Orwin, President and Chief Executive Officer of Relypsa. “We are excited to announce this transaction today, which we believe offers significant and immediate value to our shareholders. We look forward to continuing our mission of improving patients’ lives as part of the Vifor Pharma organisation and are confident that our combined expertise, resources and commercial strength will help us build on the significant progress we have made since launching Veltassa® in the United States.”

Offer recommended by Relypsa Board of Directors

Under the terms of the merger agreement, Galenica will commence a tender offer to acquire all of the issued and outstanding common stock of Relypsa for USD 32 per share. The implied fully-diluted equity value of the offer amounts to approximately USD 1.53 billion.

The Boards of Directors of both Relypsa and Galenica have approved the terms of the merger agreement, and the Board of Directors of Relypsa has resolved to recommend that shareholders accept the offer, once it is commenced.

The acquisition is structured as an all-cash tender offer for all outstanding issued common stock of Relypsa followed by a merger in which remaining shares of Relypsa would be converted into the same USD per share consideration as in the tender offer. The transaction is not subject to a financing condition.

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Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma

Completion anticipated during the third quarter 2016

Subject to customary conditions, including the tender of the majority of the outstanding Relypsa shares and the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the transaction is expected to close during the third quarter of 2016. Relypsa is expected to be delisted from the NASDAQ and integrated into Vifor Pharma thereafter.

Vifor Pharma intends to retain the Relypsa leadership team in order to support the integration of Relypsa into Vifor Pharma, as well as the ongoing business and future development of Veltassa®.

Credit Suisse acted as the sole financial adviser to Galenica for this transaction. Centerview and BofA Merrill Lynch acted as financial advisers to Relypsa.

Jones Day acted as the legal adviser to Galenica for this transaction. Latham & Watkins LLP acted as legal adviser to Relypsa.

Financing and proposed division of Galenica Group

As stated in May 2016, preparations continue for the division of the Galenica Group into two independent listed companies. The acquisition of Relypsa affirms the commitment of the Galenica Board of Directors to this strategy, adding further breadth and scale to the Vifor Pharma specialty portfolio.

Galenica has secured committed bridge loan financing from Credit Suisse which, in addition to the Galenica existing cash and cash equivalents, is available to finance the transaction.

Galenica plans to refinance a portion of the bridge loan through equity proceeds to be raised in conjunction with the envisaged division of the Group in the course of 2017, either through an IPO of Galenica Santé or through another option such as an equity increase. Galenica intends to raise sufficient equity to maintain implied investment grade ratings at both Vifor Pharma and Galenica Santé in the medium term after the separation of the Group.

Update on Vifor Pharma guidance

Due to the excellent momentum, the former guidance on 2016 EBIT of Vifor Pharma is raised on a like-for-like basis and is now expected to increase by approximately 10% compared to the previous year.

However, due to the significant but planned investment required to ramp-up sales of Veltassa® in the US in the newly acquired business of Relypsa, the combined 2016 EBIT of Vifor Pharma is expected to reduce by approximately CHF 80 million on the assumption that Relypsa is consolidated as of October 2016. Looking ahead to 2017 a low triple digit investment is planned in order to drive the continued ramp-up of Veltassa®. This investment will continue into 2018, but at a decreasing rate. The newly acquired business is expected to generate a positive EBIT from 2019 onwards that is expected to accelerate rapidly up to mid to high three digit numbers in the subsequent years.

A comprehensive guidance update for the whole Galenica Group will be given with the publication of the half year results on 9 August 2016.

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Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma

Conference call and webcast access

Galenica will host an analyst, investor and media conference call and webcast today, Thursday, July 21, 2016 at 2:00 p.m. CEST.

To access the conference call (the call will be held in English), please dial

•	Switzerland: +41 (0)22 567 54 31

•	USA: +1 646 254 3361

•	Other countries: +44 (0)20 3364 5381

The call will also be webcast and accessible through the Investors section of the company’s website at www.galenica.com.

Replay

A telephone replay will be available from approximately 6:00 p.m. CEST on July 21, 2016 through midnight on July 27, 2016. To access a replay of the conference call, dial

•	Switzerland: +41 (0)22 592 7553

•	USA: +1 347 366 9565

•	Other countries: +44 (0)20 3427 0598

The webcast replay will also be available at www.galenica.com from approximately 6:00 p.m. CEST on July 21, 2016, for a period of one year.

The pass code for the live call and the replay is 540629.

For further information, please contact:

GALENICA

Galenica Media Relations:	Galenica Investor Relations:

Christina Hertig, Head Corporate Communications	Jörg Kneubühler, Chief Financial Officer
Tel.: +41 58 852 85 17	Tel.: +41 58 852 85 29
E-mail: media@galenica.com	E-mail: investors@galenica.com

Vifor Pharma Media Relations:

Beatrix Benz, Head of Global Communications & Public Affairs

Tel.: +41 58 851 80 16

E-mail: media@viforpharma.com

RELYPSA

Charlotte Arnold, Vice President, Corporate Communications & Investor Relations

Tel.: +1 650 421 9352

E-mail: IR@relypsa.com

Galenica is a diversified Group active throughout the healthcare market which, among other activities, develops, manufactures and markets pharmaceutical products, runs pharmacies, provides logistical and database services and sets up networks. With its two Business units Vifor Pharma and Galenica Santé, the Galenica Group enjoys a leading position in all its core business activities. A large part of the Group’s income is generated by international operations. Galenica is listed on the Swiss Stock Exchange (SIX Swiss Exchange, GALN, security number 1,553,646).

Additional information concerning the Galenica Group can be found at www.galenica.com.

Date	21 July 2016

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Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma

Vifor Pharma, a company of the Galenica Group, is a world leader in the discovery, development, manufacturing and marketing of pharmaceutical products for the treatment of iron deficiency. The company also offers a diversified portfolio of prescription medicines as well as over-the-counter (OTC) products. Vifor Pharma, headquartered in Zurich, Switzerland, has an increasingly global presence and a broad network of affiliates and partners around the world.

For more information about Vifor Pharma, please visit www.viforpharma.com.

Vifor Fresenius Medical Care Renal Pharma, a common company of Galenica and Fresenius Medical Care, develops and commercialises innovative and high quality therapies to improve the life of patients suffering from Chronic Kidney Disease (CKD) worldwide. The company was founded at the end of 2010 and is owned 55% by Galenica and 45% by Fresenius Medical Care.

Relypsa, Inc. is a biopharmaceutical company focused on the discovery, development and commercialisation of polymeric medicines for patients with conditions that are often overlooked and undertreated and can be addressed in the gastrointestinal tract. The Company’s first medicine, Veltassa® (patiromer) for oral suspension, was developed based on Relypsa’s rich legacy in polymer science. Veltassa is approved in the United States for the treatment of hyperkalaemia. Veltassa has intellectual property protection until 2030 in the United States and 2029 in the European Union. More information is available at www.relypsa.com.

Patiromer powder for oral suspension (US brand name: Veltassa®) is an oral potassium binder approved in the US for the treatment of hyperkalaemia, a potentially life-threatening condition defined as abnormally elevated serum potassium. This investigational medicine has been studied in both treatment and prevention studies, primarily in patients with CKD, and/or heart failure, as well as patients with diabetes and hypertension. Patiromer is not absorbed and acts within the gastrointestinal tract. It binds to potassium in exchange for calcium, primarily in the colon. The potassium is then excreted from the body through the normal excretion process.

Hyperkalaemia, or abnormally elevated levels of potassium in the blood, is a serious condition that can lead to life-threatening cardiac arrhythmia and even sudden death. There are often no warning signs, meaning a person can unknowingly experience spikes in potassium levels recurrently and be at risk for these cardiac events. It is frequently prevalent in patients who suffer from CKD, hypertension, diabetes and/or heart failure. Patients with CKD or heart failure are at particular risk for developing hyperkalaemia, especially those treated with renin-angiotensin-aldosterone-system (RAAS) inhibitors, which can increase blood potassium levels in patients taking these medicines.

Important Safety Information

The Prescribing Information for Veltassa includes a Boxed Warning that Veltassa binds to many other orally administered medications, which could decrease their absorption and reduce their effectiveness. Other oral medications should be administered at least 6 hours before or 6 hours after Veltassa. Doctors should choose Veltassa or the other oral medication if adequate dosing separation is not possible.

Contraindications

Veltassa is contraindicated in patients with a history of a hypersensitivity reaction to Veltassa or any of its components.

Worsening of Gastrointestinal Motility

Use of Veltassa should be avoided in patients with severe constipation, bowel obstruction or impaction, including abnormal post-operative bowel motility disorders, because Veltassa may be ineffective and may worsen gastrointestinal conditions. Patients with a history of bowel obstruction or major gastrointestinal surgery, severe gastrointestinal disorders, or swallowing disorders were not included in clinical studies.

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Hypomagnesemia

Veltassa binds to magnesium in the colon, which can lead to hypomagnesemia. In clinical studies, hypomagnesemia was reported as an adverse reaction in 5.3 percent of patients treated with Veltassa. Approximately 9 percent of patients in clinical trials developed hypomagnesemia with a serum magnesium value <1.4 mg/dL. Doctors should monitor serum magnesium and consider magnesium supplementation in patients who develop low serum magnesium levels.

Adverse Reactions

The most common adverse reactions (incidence ≥2 percent) were constipation, hypomagnesemia, diarrhea, nausea, abdominal discomfort and flatulence. Mild to moderate hypersensitivity reactions were reported in 0.3 percent of patients treated with Veltassa and included edema of the lips.

For additional Important Safety Information and Veltassa’s full Prescribing Information, please visit www.relypsa.com/veltassa/prescribing-information.

Additional Information

This press release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Relypsa’s common stock. The tender offer referenced in this press release has not commenced. Upon commencement of the tender offer, Galenica and its indirect wholly owned subsidiary, Vifor Pharma USA Inc., will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Relypsa will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Galenica, Vifor Pharma USA Inc. and Relypsa intend to mail these documents to the shareholders of Relypsa. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RELYPSA SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Relypsa will be able to obtain a free copy of these documents (when they become available) and other documents filed by Relypsa, Galenica or Vifor Pharma USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Relypsa may obtain a free copy of these documents (when they become available) by (i) contacting Mackenzie Partners, Inc., the information agent for the tender offer, toll-free at 1-800-322-2885, or call collect +1-212-929-5500 or by email to tenderoffer@mackenziepartners.com or (ii) visiting the “Investors” section of Relypsa’s website at http://investor.relypsa.com.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Vifor Pharma USA Inc. to complete the tender offer and the merger considering the various closing conditions. Galenica and Relypsa undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are

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Subject	Galenica to acquire Relypsa to strengthen its Business unit Vifor Pharma generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Relypsa into Galenica; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the SIX Swiss Exchange.